This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of each of the reporting persons identified below.

         LMM LLC


         By__/s/ Jennifer Murphy______________________
             Jennifer Murphy, Chief Operations Officer

        Legg Mason Opportunity Trust, Inc.
        A portfolio of Legg Mason Investment Trust, Inc.


        By__/s/ Gregory T. Merz_______________________
            Gregory T. Merz, Vice President